Exhibit

Exhibit Description

99.1	Announcement on 2014/11/26: To announce related materials on disposal of land on behalf of TOPCELL SOLAR INTERNATIONAL CO., LTD

99.2	Announcement on 2014/12/02: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2014/12/03: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2014/12/23: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2014/12/24: Important Resolutions from 12th term 22th Board Meeting

99.6	Announcement on 2014/12/24: To announce related materials on acquisition of Wavetek Microelectronics Corporation common shares

99.7	Announcement on 2014/12/24: To announce related materials on disposal of building facility and machinery equipment

99.8	Announcement on 2014/12/26: Represent subsidiary HeJian Technology (Suzhou) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2014/12/26: Represent subsidiary TOPCELL SOLAR INTERNATIOAL CO., LTD. to announce related materials of merger with MOTECH INDUSTRIES, INC.

99.10	Announcement on 2014/12/30: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2014/12/09: November Revenue

99.12	Announcement on 2014/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on disposal of land on behalf of TOPCELL SOLAR INTERNATIONAL CO., LTD

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No.230,231,235,236,240, Kegong Sec., Annan Dist., Tainan City
2. Date of the occurrence of the event: 2014/11/26~2014/11/26
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 45,828.77 square meters, equivalent to 13,863.21 p’ing; average unit price: NTD$46,300 p’ing; total transaction price:NTD$641,866,300
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SUN LUNG GEAR WORKS CO., LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Anticipated profit: NT$41,203,000 dollars
8. Terms of delivery or payment (including payment period and monetary amount): Base on contract
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Board of directors authorize the chairman make decision
10. Name of the professional appraisal institution and its appraisal amount: EURO-ASIA REAL EATATE APPRAISERS FIRM, appraisal amount: NTD$614,140,203
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: Active use of the assets
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/11/21~2014/12/02
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $827,318,375 NTD; total transaction price: $827,318,375 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/10/20~2014/12/03
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $547,579,224 NTD; total transaction price: $547,579,224 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/12/04~2014/12/23
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $611,769,400 NTD; total transaction price: $611,769,400 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

Important Resolutions from 12th term 22th Board Meeting

1. Date of occurrence of the event: 2014/12/24
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)Approved this round’s capital budget execution of NTD 9,340 million towards capacity deployment.

(2)Approved the company to provide endorsement and guarantee for NexPower Technology Corp.

(3)Approved the acquisition of Wavetek Microelectronics Corporation through its new share issuance.

(4)Approved the disposal of building, facility and machinery equipment to Wavetek Microelectronics Corporation.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of Wavetek Microelectronics Corporation common shares

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Wavetek Microelectronics Corporation
2. Date of occurrence of the event: 2014/12/24
3. Volume, unit price, and total monetary amount of the transaction: trading volume: Not exceeding 54,000,000 shares; unit price:NT$10; total amount: Not exceeding NT$540,000,000; (depends on the final allocation)
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Wavetek Microelectronics Corporation, the company’s subsidiary.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Subsidiary’s capital injection
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer; None.
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New shares issuance; Reference for the decision on price: Price of issuance; The decision-making department: Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: Not exceeding 134,683,376 Common shares; Total Amount: Not exceeding NT$996,886,195; Shareholding percentage: Not exceeding 88.05%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 11.91%; Ratio of shareholder’s equity: 16.86%; The operational capital as shown in the most recent financial statement: NT$46,358,406,000.
13. Broker and broker’s fee: None
14. Concrete purpose or use of the acquisition or disposition: Long term investment
15. Net worth per share of company underlying securities acquired or disposed of: NT$5.66
16. Do the directors have any objection to the present transaction?: No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18. Any other matters that need to be specified: No.

Exhibit 99.7

To announce related materials on disposal of building facility and machinery equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Building facility and machinery equipment; No.10, Chuangxin 1st Rd., Baoshan Township, Hsinchu County
2. Date of the occurrence of the event: 2014/12/24
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Building facility transaction volume:10,469.23 p’ing; Building facility average unit price: NT$15,283 p’ing; Building facility transaction price:NT$160 million; Machinery equipment transaction volume: one batch; Machinery equipment average unit price:NT$280 million; Machinery equipment transaction price:NT$280 million; Total transaction price:NT$440 million
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Wavetek Microelectronics Corporation, the company’s subsidiary.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Utilizing the assets and improve operational efficiency; Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Building facility anticipated profit:NT$160 million; Machinery equipment anticipated profit: NT$215 million; Total anticipated profit: NT$375 million
8. Terms of delivery or payment (including payment period and monetary amount): Base on contract
9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: price negotiation; The reference basis for the decision on price: appraisal report; The decision-making department: Board of Directors
10. Name of the professional appraisal institution and its appraisal amount: appraisal institution: Deloitte & Touche Financial Advisory Corporation; Building facility appraisal amount: NT$158,549,984; Machinery equipment appraisal amount: NT$250,047,300~NT$298,392,400; Total appraisal amount:NT$408,597,284~NT$456,942,384
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: Utilizing the assets and improve operational efficiency
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None.

Exhibit 99.8

Represent subsidiary HeJian Technology (Suzhou) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/07/25~2014/12/26
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $549,152,238 NTD; total transaction price:$549,152,238 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Transaction: price negotiation; The reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary TOPCELL SOLAR INTERNATIOAL CO., LTD. to announce related materials of merger with MOTECH INDUSTRIES, INC.

1.	Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): Merger

2. Date of occurrence of the event: 2014/12/26
3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): TOPCELL SOLAR INTERNATIONAL CO., LTD. (”TSi”, extinguished company); MOTECH INDUSTRIES, INC. (”MOTECH”, existing company)
4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): MOTECH INDUSTRIES, INC.(existing company)
5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: NA
6. Purpose/objective of the merger/acquisition: To reduce production costs and achieve better operational efficiency and economic scale.
7. Anticipated benefits of the merger/acquisition: The combined entity will become the world’s largest professional manufacturer of photovoltaic cells with 3GW production capacity. By means of effective resource integration and organization reinforcement, the combined entity will achieve better operational efficiency, enhance its invention technology, as well as improve product quality and variety.

In addition, with enlarged economic scale, it will have stronger supply-chain value and bargaining power to further reduce production costs so as to create better profitability and stronger growth momentum.

8. Effect of the merger or consolidation on net worth per share and earnings per share: In the long run, it will have stronger bargaining power, shareholder value and business operation.
9. Share exchange ratio and basis of its calculation:

(1)Share exchange ratio: Each Motech newly issued share for 6 TSi common shares.

(2)Basis of its calculation: Share exchange ratio is based on each financial report as of September 30, 2014 reviewed by the CPA, operation situations, P/B ratios, future development, other related factors and fairness opinion by independent experts etc.

10. Scheduled timetable for consummation: The merger record date is tentatively scheduled on July 1, 2015
11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: As of the merger record date, all the assets, debts on the book and rights and obligations of TSi will be generally assumed by the existing Company.
12. Basic information of companies participating in the merger: TSi is dedicated to manufacture and sell of solar cells. Motech is dedicated to manufacture and sell of solar cells, module and systems.
13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): NA
14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: NA
15. Other important stipulations: NA
16. Do the directors have any objection to the present transaction?: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/11/07~2014/12/30
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $525,782,439 NTD; total transaction price: $525,782,439 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.11

United Microelectronics Corporation
December 9, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
November	Net sales	11,535,241	10,345,415	1,189,826	11.50%
Year-to-Date	Net sales	127,807,725	113,906,157	13,901,568	12.20%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	42,509,098
Note: On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.12

United Microelectronics Corporation
For the month of November, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of shares as	Number of shares as of
Title	Name	of October 31, 2014	November 30, 2014	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares		Number of shares
		pledged as of		pledged as of
Title	Name	October 31, 2014		November 30, 2014	Changes
—	—	—	—	—